Act: 1934
Section:
Rule: 12H-3
Public Availability: 5-13-2015


15007448

PE 5/11/2015 CFIT

NO ACT

May 13, 2015

Received SEC

MAY 13 2015

Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Circle Entertainment Inc.
Incoming letter dated May 11, 2015

Based on the facts presented, the Division will not object if Circle Entertainment stops filing periodic and current reports under the Exchange Act, including its quarterly report on Form 10-Q for the quarter ended March 31, 2015. In reaching this position, we note that Circle Entertainment has filed a post-effective amendment removing from registration unsold securities under its effective registration statement on Form S-8, and such post-effective amendment is effective. We assume that, consistent with the representations made in your letter, Circle Entertainment will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-Q for the quarter ended March 31, 2015.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Michael J. Reedich
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

May 13, 2015

Mail Stop 4561

Andrew E. Balog, Esq.
GreenbergTraurig, PA
Attorneys at Law
333 Avenue of the Americas, Suite 4400
Miami, FL 33131-3238

Re: Circle Entertainment Inc.

Dear Mr. Balog:

In regard to your letter of May 11, 2015, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel



Andrew E. Balog, Esq.
Tel (305) 579-0642
Fax (305) 579-0717
aeb@gtlaw.com

Rule 12h-3 under the Securities Exchange Act of 1934;
Section 15(d) of the Securities Exchange Act of 1934

May 11, 2015

VIA ONLINE SUBMISSION

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Circle Entertainment Inc. - Commission File No. 001-33902

Ladies and Gentlemen:

On behalf of our client, Circle Entertainment Inc., a Delaware corporation (the "Company"), we hereby request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it concurs with the Company's view that the updating of the Company's then effective registration statement on Form S-8 pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), during the Company's 2015 and 2014 fiscal years will not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend its obligation to file with the Commission current and periodic reports required by Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, including its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.

Subject to the Staff's concurrence with the request set forth in this letter, the Company intends to promptly file a Form 15 pursuant to Rule 12g-4(a)(2) and Rule 12h-3(b)(1)(ii) of the Exchange Act after receipt of such concurrence, prior to May 15, 2015, the filing deadline for its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, to deregister the Company's common stock, par value $0.01 per share (the "Common Stock"), under Section 12(g) of the Exchange Act and to suspend its reporting obligation under Section 15(d) of the Exchange Act.

The information in this letter regarding the Company has been provided by the Company. The Company has authorized us to make the statements set forth in this letter on its behalf.

Background

The Company was incorporated under the laws of the State Delaware on June 15, 2007 as FX Real Estate and Entertainment Inc. On January 11, 2011, its corporate name was changed to Circle Entertainment Inc. The Company's fiscal year ends on December 31 of each year.

The Company is a "smaller reporting company" as defined in Rule 12b-2 of the Exchange Act with a current public float of approximately $205,000. For the fiscal years ended December 31, 2014, 2013 and 2012, the Company had total assets of $511,399, $977,398 and $1,232,000, respectively. The Company currently has one (1) full-time and two (2) part-time employees, all of whom are the Company's management. The Company's principal executive offices are located at 70 East 55th Street, New York, New York 10022.

The Company's original business primarily consisted of owning and operating 17.72 contiguous acres of commercial real estate located at the southeast corner of Las Vegas Boulevard and Harmon Avenue in Las Vegas, Nevada. Until the 2008 financial crisis, the Company intended to redevelop the property to include a hotel and casino as well as entertainment, retail, commercial and residential properties. As a result of the 2008 financial crisis, the Company determined not to redevelop the property in the manner described above and intended to consider alternative redevelopment plans for the property. However, on or about January 6, 2009, the Company's subsidiary, FX Luxury Las Vegas I, LLC (the "Las Vegas Subsidiary"), through which it held the property, went into default under the $475 million mortgage loans secured by the property when the Las Vegas Subsidiary was unable to repay the loans at maturity on or about January 5, 2009. The Company continued commercial leasing activities on the property until June 23, 2009, when as a result of the default under the first mortgage loan, the first lien lenders had a receiver appointed to take control of the property and, as a consequence, the Las Vegas Subsidiary ceased managing or operating the property. On April 21, 2010, the Las Vegas Subsidiary became a debtor in possession in Chapter 11 bankruptcy proceedings until December 15, 2010 when it reorganized and emerged therefrom under new ownership. As a result, the Company no longer had an ownership interest in the Las Vegas Subsidiary or the property. The Las Vegas Subsidiary never had an obligation, contractual or otherwise, to submit, provide or file reports under the Exchange Act.

Since September 10, 2010, the Company has unsuccessfully pursued the development and commercialization of a location-based entertainment line of business. The Company does not currently generate any revenue from its location-based entertainment line of business, which is inactive and will require significant capital and financing to develop and commercialize. The Company does not have any definitive financing commitments in place (or the ability to complete equity and/or debt financings) to fund its liquidity needs. As of December 31, 2014, the Company had $132,146 of cash on hand. There is substantial doubt about the Company's ability to continue as a going concern. As such, the Company's Board of Directors is evaluating a liquidation or dissolution of the Company.

As of the date of this letter, the only securities of the Company that are issued and outstanding are: (a) Common Stock, (b) employee and director stock options to purchase up to 2,126,961 shares of Common Stock (all of which are out of the money by a factor of at least 500), (c) warrants to purchase up to 51,715,678 shares of Common Stock (all of which are out of the money by a factor of at least 20), (d) 1,500 shares of Series A Convertible Preferred Stock and (e) 2,500 shares of Series B Convertible Preferred Stock.[1]

The Company's Common Stock is the only class of securities of the Company registered or required to be registered under Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of the Exchange Act. The Company is not required pursuant to any obligation, contractual or otherwise, to submit, provide or file reports under the Exchange Act with the Commission, and the Company will not do so on a voluntary basis.

As of the date of this letter, the Company had 65,076,162 shares of Common Stock issued and outstanding held by approximately 453 stockholders of record (as determined pursuant to Rule 12g-5 of the Exchange Act).[2] The Company's ten largest stockholders collectively own approximately 82% of the Company's outstanding Common Stock. All but one of these principal stockholders include certain of the Company's directors and executive officers and their respective affiliates. None of the remaining 443 stockholders of record hold a significant position in the Common Stock, and 293 of these remaining stockholders own less than one round lot (i.e., less than 100 shares).

The Company's Common Stock is currently quoted on the OTCQB® marketplace, operated by OTC Markets Group ("OTCQB Marketplace") under the symbol "CEXE" and was quoted on the Pink Sheets, now known as the OTC Pink® marketplace (also operated by OTC Markets Group) under the symbols "CEXE.PK" and "FXRE.PK" from May 4, 2009 until in or about May 2014. The 12-month price range of the Company's Common Stock through the date of this letter as quoted on the OTCQB Market Place has been between $0.01 and $0.03 per share and the average daily trading volume during such period has been 2,440 shares. During the same

[1] These warrants and Series A and Series B Preferred Stock were issued by the Company as part of units during the years 2010 and 2011 in transactions exempt from the registration requirements of the Securities Act.
[2] As of the date of this letter, (i) the Company's outstanding Series A Convertible Preferred Stock is held by three record holders, all of which are record holders of the Common Stock, (ii) the Company's Series B Convertible Preferred Stock is held by 29 record holders, eight of which are record holders of the Common Stock, and (ii) the Company's outstanding warrants are held by 31 record holders, all of which are the record holders of the Series A and Series B Convertible Preferred Stock and 10 of which are record holders of the Common Stock. As such, if all of the Company's outstanding Series A and Series B Convertible Preferred Stock were converted and all of the Company's outstanding stock options and warrants (which, as noted above, are all out of the money) were exercised, there would be fewer than 500 record holders of Common Stock (i.e., approximately 474).

period, there were 169 trading days on which there was no trading in the Common Stock. Furthermore, the Company has not utilized the capital markets to raise money through a registered offering since 2008. The Company's Common Stock will no longer be eligible to be quoted on the OTCQB Marketplace once the Company ceases to file periodic and current reports with the Commission.

From January 10, 2008 until April 24, 2009, the Company's Common Stock was listed and traded on The NASDAQ Global Market® under the symbol "FXRE." On April 24, 2009, based on the rationale described below, the Company filed a Form 25 with the Commission to voluntarily delist its Common Stock from The NASDAQ Global Market®, which delisting became effective on May 4, 2009.

The Company first became subject to the reporting requirements of Section 15(d) of the Exchange Act on December 31, 2007 upon the effectiveness of its registration statement on Form S-1 (Registration No. 333-145672). The Company filed a registration statement on Form 8-A with the Commission to register its Common Stock under Section 12(b) of the Exchange Act on January 3, 2008, which became effective on January 9, 2008. Upon the effectiveness of the Form 8-A, the Company became subject to the reporting obligations under Section 13(a) of the Exchange Act and its reporting obligations under Section 15(d) of the Exchange Act were suspended. On January 10, 2008, the Company's Common Stock began trading on The NASDAQ Global Market® under the symbol "FXRE." On April 8, 2009, the Company received notice from The NASDAQ Stock Market ("NASDAQ") indicating that, as of December 31, 2008, the Company was no longer in compliance with NASDAQ's continuing listing requirement of a minimum of $10,000,000 in stockholders' equity. Despite having a period of up to 105 calendar days from April 8, 2009 to regain compliance with NASDAQ's continued listed requirements, the Company determined, based on its then deteriorating financial condition, that it would not be able to regain compliance with NASDAQ's continued listing criteria within the prescribed time frame and, as such, elected to voluntarily delist its Common Stock from The NASDAQ Global Market® by filing the Form 25 with the Commission on April 24, 2009, which delisting, as indicated above, became effective on May 4, 2009. At that point, the Company's reporting obligations under Section 15(d) of the Exchange Act with respect to its Common Stock were revived. The Company previously had not registered any securities under Section 12(g) of the Exchange Act, however, because at the time the Form 25 described above became effective, the Company had more than 300 stockholders of record of its Common Stock (as well as total assets exceeding $10 million) the Company became subject to Section 12(g) of the Exchange Act.

On May 15, 2008, the Company filed a registration statement on Form S-8 (File No. 333-150936) with the Commission (the "Form S-8"). The Form S-8 registered an aggregate of 15,500,000 shares of the Company's Common Stock authorized for issuance under the Company's 2007 Executive Equity Incentive Plan and the 2007 Long-Term Incentive Compensation Plan. Prior to the date hereof, stock options were granted to purchase up to

10,481,650 shares of the Company's Common Stock under the foregoing Plans. Currently, there are stock options outstanding under the foregoing Plans to purchase up to 2,126,961 shares of the Company's Common Stock.[3] All of these outstanding stock options are out of the money (as noted above, by a factor of at least 500) and are held by six individuals, all of whom are current directors and/or executive officers of the Company. No sales of the Company's Common Stock have been made under the Form S-8 during the Company's fiscal years ended December 31, 2013 and 2014 or during the current fiscal year to date (or ever). However, the Form S-8 was automatically updated in 2015 and 2014 under Section 10(a)(3) of the Securities Act in connection with the filing of the Company's Annual Reports on Form 10-K for the fiscal year ended December 31, 2014 and December 31 2013, respectively. On April 17, 2015, the Company filed a post-effective amendment to the Form S-8 deregistering all unsold shares of Common Stock registered thereunder (which constituted all 15,500,000 initially registered shares). The post-effective amendment to the Form S-8 was effective with the Commission immediately upon filing.

The Company does not have any other registration statements on file with the Commission that became effective or were automatically updated under Section 10(a)(3) of the Securities Act during the Company's 2013, 2014 or 2015 fiscal years through the date of this letter. The Company has not utilized the capital markets to raise money through a registered offering since 2008.

The Company is current in its filing obligations under the Exchange Act through the date of this letter and has made all required filings with respect to the past three fiscal years. The Company will continue to make all required filings with the Commission until, subject to the Staff's concurrence with the request set forth in this letter, the Company's filing of a subsequent Form 15 pursuant to Rule 12g-4(a)(2) and 12h-3(b)(1)(ii) of the Exchange Act to deregister its Common Stock under Section 12(g) of the Exchange Act and suspend its reporting obligations under Section 15(d) of the Exchange Act.

The Company acknowledges that if on the first day of any subsequent fiscal year the Company does not meet the requirements of Rule 12h-3(b)(1)(i) or (ii) (i.e., there are 500 or more holders of record of the Company's Common Stock or if the Company's total assets as of the pertinent fiscal year end exceed $10 million and there are 300 or more holders of record of the Company's Common Stock), the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic and current reporting under Section 15(d), as provided in Rule 12h-3.

Discussion

The Company satisfies the requirements of Rule 12h-3(a) because it has filed all reports required by Section 13(a) (without regard to Rule 12b-25 of the Exchange Act) for its most

[3] All of the other previously granted stock options under these Plans were terminated without being exercised.

recent three fiscal years and for the portion of the current fiscal year before the filing of the Form 15. Furthermore, the Company satisfies the requirements of Rule 12h-3(b)(ii) because it has fewer than 500 stockholders of record and its total assets have not exceeded $10 million on the last day of each of the Company's three most recent fiscal years. Accordingly, but for Rule 12h-3(c), the Company would qualify for the relief provided by Rule 12h-3(a). Notwithstanding Rule 12h-3(c), we believe the Company should be able to rely on Rule 12h-3(a) to immediately suspend its obligation to file current and periodic reports under Section 15(d) upon the filing of a Form 15 because it is otherwise eligible, no sales of shares of Common Stock have been made under the Form S-8 during 2015, 2014 or 2013 (or ever), and the benefits of continued reporting are outweighed by the burdens on the Company of continuing to prepare and make such filings.

The purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons and the burdens of continued reporting outweigh the benefits to the investing public. Rule 12h-3(a) states in pertinent part that subject to paragraph (c), "the duty under section 15(d) to file reports required by section 13(a) of the Act with respect to a class of securities specified in paragraph (b) of this section held of record by less than 500 persons, where the total assets of the issuer have not exceeded $10 million on the last day of each of the issuer's most recent three fiscal years shall be suspended . . . *immediately* upon filing with the Commission a certification on Form 15 . . . if the issuer of such class has filed all reports required by section 13(a), without regard to Rule 12b-25 . . . , for . . . its most recent three fiscal years and the portion of the current year preceding the date of filing Form 15 . .." Paragraph (c) makes that relief unavailable with respect to securities eligible for relief under 12h-3(b)(ii) for the fiscal years in which a registration statement relating to that class is required to be updated pursuant to Section 10(a)(3) of the Act and the two succeeding fiscal years.

The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of current and periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." See Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). See also Gasco Energy, Inc. (available March 26, 2014); iSecuretrac Corp. (available January 29, 2013); Intraop Medical Corp. (available May 12, 2010); GrandSouth Bancorporation (available March 24, 2010); Harrington West Financial Group Inc. (available March 24, 2010); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); International Wire Group, Inc. (available November 4, 2009); Silverstar Holdings, Ltd. (available May 14, 2009); Questar Assessment Inc. (available June 13, 2008); SunCom Wireless Holdings, Inc. (available February 29, 2008); RARE Hospitality

International, Inc. (available January 22, 2008); and International Securities Exchange, Inc. (available January 3, 2008).

Furthermore, in the Proposing Release, the Commission acknowledged that Congress recognized, with respect to Section 15(d) of the Exchange Act, that the benefits of current and periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, *particularly where smaller companies with a small number of public stockholders are involved.* See e.g., China Shenghuo Pharmaceutical Holdings, Inc. (available July 19, 2012); Intraop Medical Corp. (available May 12, 2010); GrandSouth Bancorporation (available March 24, 2010); Harrington West Financial Group Inc. (available March 24, 2010); International Wire Group, Inc. (available November 4, 2009); Silverstar Holdings, Ltd. (available May 14, 2009); Questar Assessment, Inc. (available June 13, 2008); and Planet Technologies, Inc. (available February 7, 2008).

As stated above, the Company has not utilized the capital markets to raise money through a registered offering since 2008. On April 17, 2015, the Company filed a post-effective amendment to the Form S-8 deregistering from registration all unsold shares of Common Stock registered thereunder (which constituted all 15,500,000 initially registered shares). The post-effective amendment to the Form S-8 was effective with the Commission immediately upon filing. All of the outstanding stock options are held by six individuals, all of whom are current directors and/or executive officers of the Company. Notwithstanding the termination of the Company's Form S-8, the holders of stock options will not be disadvantaged by the absence of periodic and current reports under the Exchange Act because, as directors and/or executive officers of the Company, they have access to information about the Company, and have the ability to ask questions of management prior to making a decision to exercise any stock options. Furthermore, all of these outstanding stock options are out of the money by a factor of at least 500 (i.e., their exercise prices are at least 500 times greater the price at which the Common Stock is currently trading). After the filing of the Form 15, any issuance of shares of Common Stock as a result of any exercise of these outstanding stock options will comply with Rule 701 of the Securities Act. Rule 701 exempts from the registration requirements of the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and written compensation arrangements by an issuer not subject to the reporting requirements of the Exchange Act. Both of the Plans pursuant to which these stock options were granted satisfy the eligibility requirements of Rule 701, and upon the effectiveness of the Form 15 certification, the Company will become eligible as an issuer to utilize the exemption under Rule 701. Securities issued under Rule 701 will be restricted securities as defined in Rule 144 under the Securities Act, as provided in Rule 701(g). Therefore, any shares of Common Stock acquired upon the exercise of such stock options may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration. Accordingly, the Company acknowledges, and will advise all of its option holders that Common Stock acquired upon the exercise of stock options may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from such registration.

The Staff has granted issuers no-action relief from Rule 12h-3(c) where, as here, no sales of shares were made under a registration statement during the year for which such relief was sought notwithstanding that such registration statement had been automatically updated. See e.g., Gasco Energy, Inc. (available March 26, 2014); iSecuretrac Corp. (available January 29, 2014); Sielox, Inc. (available March 29, 2010); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); Neuro-Hitech, Inc. (available July 30, 2009); and I.C. Isaacs & Company, Inc. (available August 13, 2008).

The preparation of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 (as well as subsequent current and periodic reports) imposes significant financial and management burdens on the Company. As discussed more fully above, the Company had total assets of $511,399, including $132,146 of cash on hand, as of December 31, 2014, the Company's management consists of one (1) full-time and two (2) part-time employees and the Company does not currently generate any revenue from its location-based entertainment line of business, which is inactive and will require significant capital and financing to develop and commercialize. The Company does not have any definitive financing commitments in place (or the ability to complete equity and/or debt financings) to fund its liquidity needs. There is substantial doubt about the Company's ability to continue as a going concern. As such, the Company's Board of Directors is evaluating a liquidation or dissolution of the Company.

The Company's management estimates that the Company's incremental costs in connection with the preparation of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, the Quarterly Reports on Form 10-Q for the remainder of fiscal year 2015, an Annual Report on Form 10-K for the fiscal year ending December 31, 2015 and Current Reports on Form 8-K for the remainder of fiscal year 2015 would be $142,000. These significant financial and management burdens are disproportionate to the number of record holders and to the benefits to be derived given the Common Stock's small public float, nominal trading price and limited trading activity. As stated above, the Company's ten largest stockholders collectively own approximately 82% of the Company's outstanding Common Stock. All but one of these principal stockholders include certain of the Company's directors and executive officers and their respective affiliates. None of the remaining 443 stockholders of record hold a significant position in the Common Stock, and 293 of these remaining stockholders own less than one round lot (i.e., less than 100 shares). In addition, as stated above, the Company's current public float is approximately $205,000, the 12-month price range of the Company's Common Stock through the date of this letter as quoted on the OTCQB Market Place has been between $0.01 and $0.03 per share and the average daily trading volume during such period has been 2,440 shares. During the same period, there were 169 trading days on which there was no trading in the Common Stock. Furthermore, the Company has not utilized the capital markets to raise money through a registered offering since 2008.

Under the circumstances, the significant financial and management costs associated with preparing and filing the Form 10-Q (as well as other reports) are unnecessary and excessively burdensome, particularly in light of the limited benefits the Company's stockholders and the investing public are likely to receive through its filing. We note that the Staff has granted no-action relief in a range of circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act. See e.g., Craftmade International, Inc. (available January 27, 2010); Neuro-Hitech, Inc. (available July 30, 2009); Interlink Electronics, Inc. (available March 26, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008); and Planet Technologies, Inc. (available February 7, 2008).

Conclusion

For the foregoing reasons, we respectfully request that the Staff confirm that it concurs with the Company's view that the updating of its then effective Form S-8 pursuant to Section 10(a)(3) of the Securities Act during the Company's current fiscal year and 2014 will not preclude it from using Rule 12h-3 under the Exchange Act to suspend its duty to file with the Commission current and periodic reports, including the Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, required by Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, with respect the Company's Common Stock, in order that the Company may file a Form 15 as soon as possible.

Subject to the Staffs concurrence that it will not recommend enforcement action under the conditions stated in this letter, the Company will file a Form 15 certification requesting simultaneously (a) the termination of the registration of the Company's Common Stock registered under Section 12(g) of the Exchange Act and (b) the suspension of its obligation to file current and periodic reports under Section 15(d) of the Exchange Act.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff before it issues a written response to this letter. In accordance with footnote 68 of SEC Release No. 33-7427 (July 1, 1997), we are transmitting a copy of this letter by electronic mail.

If you have any questions or require additional information, please contact the undersigned at (305) 579-0642 or via e-mail at aeb@gtlaw.com.

Very truly yours,



Andrew E. Balog, Esq.

cc: Mitchell J. Nelson
Executive Vice President and General Counsel,
Circle Entertainment Inc.